UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES FIRST BOND ISSUANCE ON THE TOKYO PRO-BOND MARKET

Panama City, Republic of Panama, June 3, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announces its first issuance on the TOKYO PRO-BOND Market. The Notes in the amount of JPY 8 billion (eight billion Japanese Yen) have a tenor of three years plus one day, with a fixed rate of 0.46%. The transaction was subscribed by a diverse investor base of public funds, regional banks, and cooperative financial institutions, among others.

Mr. Christopher Schech, Executive Vice President & Chief Financial Officer of Bladex, commented, "We are very pleased with our first transaction on the TOKYO PRO-BOND market. Bladex has had a long and productive relationship with major Japanese financial institutions and we have seen a number of Japanese institutions participate in our syndications both as financing partners and funding providers. Gaining access to such a relevant fixed income market is a significant step for our Bank, and we are very appreciative of the support and expertise provided by both of our mandated lead managers. Bladex will employ these funds to continue supporting trade throughout Latin-America and the Caribbean.”

The issuance was listed in the TOKYO PRO-BOND Market of the Tokyo Stock Exchange, Inc. through Bladex’s U.S. $2,250,000,000 Euro Medium Term Note Program (rated Baa2 by Moody’s). The arrangers were Mizuho International plc and Morgan Stanley & Co. International plc.

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE in the United States of America (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

E-mail address: cschech@bladex.com, Tel.: (+507) 210-8630

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama